# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported):  February 7, 2005

## THE CLOROX COMPANY
(Exact name of registrant as specified in its charter)

**Delaware**
(State or other
jurisdiction of
incorporation or
organization)

| **1-07151** | **31-0595760** |
|---|---|
| (Commission File Number) | (I.R.S. Employer Identification No.) |

**1221 Broadway, Oakland, California 94612-1888**
(Address of principal executive offices)    (Zip code)

**(510) 271-7000**
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.)

[ ]  Written communications pursuant to Rule 425 Under the Securities Act (17 CFR 230.425)
[ ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On February 7, 2005, The Clorox Company issued a press release with respect to its earnings for the quarter ended December 31, 2004, a copy of which is attached as Exhibit 99-1.

ITEM 9.01  FINANCIAL  STATEMENTS AND EXHIBITS

| Exhibit Number | Title |
|---|---|
| 99-1 | The Clorox Company press release of February 7, 2005 with respect to its earnings for the quarter ended December 31, 2004. |

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE CLOROX COMPANY


Date:  February 7, 2005                    By: /s/ LAURA STEIN
                                                Laura Stein
                                                Senior Vice President –
                                                General Counsel

# EXHIBIT INDEX

| Exhibit Number | Title |
|---|---|
| 99-1 | Press Release dated February 7, 2005. |